

December 16, 2022

Nick King
Chief Executive Officer
VV Markets LLC
2800 Patterson Ave Ste. 300
Richmond, VA 23221

> **Re: VV Markets LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 8**
> **Filed November 25, 2022**
> **File No. 024-11306**

Dear Nick King:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 8 Filed November 25, 2022

The Offerings, page 5

1. In your disclosure on page 7 you indicate that offering expenses will be paid from the proceeds of the offering. Please reconcile this with your statements elsewhere that the Manager has agreed to pay the offering expenses and will not be reimbursed from the offering proceeds.

General

2. We note your amended disclosure and response to comments 1 and 4. Please discuss in further detail how current market offers and comparable asset pricing data impacts the Sourcing Fee. Please make the appropriate revisions on a per series basis as well. For example, Series VV-BXEP21 has a Sourcing Fee of $29,442 or 12.80% of the gross cash

proceeds of the offering. Your disclosure states that the underlying assets are broadly available and as a result, the manager did not need to spend great time effort or cost in acquiring such assets and that the manager acquired the asset at a discount to comparable assets on the market. However, Series VV-CDVM has a Sourcing Fee of $12,516 or 12.52% of the gross cash proceeds of the offering. Your disclosure states that the underlying assets are rare and as a result, the manager had a more time-intensive sourcing process and that the manager acquired the asset at a discount to comparable assets on the market. As a result, your reasoning as to how each Sourcing Fee was determined appears to be inconsistent. Please revise the Sourcing Fee disclosure in each offering to fully explain how the Sourcing Fee was determined. Additionally, we note the revisions to your website. Where you discuss the Souring Fee, please note that it could be as high as 45% of the gross offering proceeds and if true, disclose that there is no maximum limit to the Sourcing Fee.

3. We note the various revisions to your website in response to comment 2. However, we note the following:
   - The "How It Works" page states that "[o]nce a collection is filed with and qualified by the SEC ... ." We do not qualify your collections. Please remove this statement or revise clarify that the offering is qualified.
   - You have not revised to clarify the costs and fees associated with each series offering. Please revise to do so.
   - Where your website indicates that investors can receive proceeds upon the sale of assets, please clarify that if the assets did not appreciate, there may not be sufficient proceeds from the sale of the underlying assets to repay investors the amount of their initial investment. In addition, where you state that 100% of proceeds will be returned to shareholders, please clarify that proceeds will be used first to pay off any liabilities, including any outstanding Operating Expenses Reimbursement Obligation.
   - The home page includes the statement "Exposure to Diversified Assets." Please clarify what you mean by this statement, for example whether you view your entire collection as diversified as compared to the wine and spirits market or whether your assets are diversified as compared to other types of investments.

4. Please file all testing the waters materials, including any advertisements, as an exhibit to the offering statement. See Part III, Item 17(13) of Form 1-A. Specifically, please include a copy of any advertisements that may appear on mobile sites, such as Axios, and any relevant statements from your Twitter account. For example, we note your Twitter post from September 23, 2022 announcing your 44th Collection. Please tell us how these materials comply with the conditions of Rule 255(b) of Regulation A. Please confirm your understanding that "testing the waters" materials may be used before and after the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by an offering statement or contain a notice informing potential investors where and how the most current offering statement can be obtained.

5.   We note your Twitter post on October 10, 2022 available at https://twitter.com/InvestVint/status/1579474330521673730/photo/1/, which states "Net Annualized Returns (Realized) 28.38%." Please tell us how this number was calculated. We also note that this statement includes a link to your "Q3 2022 Report." Please tell us what consideration you gave to filing such report or any similar reports on Form 1-U and how the report complies with Rule 255(b) of Regulation A.

6.   We note that according to your Twitter post on October 10, 2022 you exited four collections during the third quarter of 2022. Please tell us how you inform investors that you have exited a collection. Please also tell us your consideration given to filing a Form 1-U to report the exit and distributions.

7.   We note that you continue to list all series offerings, whether or not the offerings have closed, in the table on page ii. Please tell us why you list offerings that are closed. Please also ensure that, to the extent your offering statement references collections that you have exited, that the offering statement is updated to reflect the exit and related distribution.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Stephenson